SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

LIFECELL CORPORATION

(Name of Subject Company)

LIFECELL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Paul G. Thomas

Chairman of the Board, President and Chief Executive Officer

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Alan Wovsaniker, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ 07068

(973) 597-2500

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by LifeCell Corporation, a Delaware corporation (the “Company”), on April 21, 2008, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on April 21, 2008, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on April 25, 2008, Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on April 30, 2008 and Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on May 9, 2008. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

As disclosed in Item 8 —“Additional Information—Certain Litigation” of the Schedule 14D-9, subsequent to the announcement of the Merger Agreement, on April 14, 2008, a purported stockholders class action complaint, captioned Richard Bauer v. LifeCell Corporation et al., was filed by a stockholder of the Company in the Chancery Division of the Superior Court of New Jersey in Somerset County, naming the Company, its directors and KCI as defendants. The complaint alleged causes of action against the Company and its directors for breach of fiduciary duties in connection with the proposed acquisition of the Company by KCI and claims against the Company and KCI for aiding and abetting the alleged breach. The complaint sought relief including, among other things, (i) preliminary and permanent injunctions prohibiting consummation of the Offer and the Merger and (ii) payment of the plaintiff’s costs and expenses, including attorneys’ and experts’ fees.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

“On May 9, 2008, the parties to the purported stockholders class action complaint executed a memorandum of understanding (the “MOU”), pursuant to which the purported stockholder class action lawsuit will be resolved. The MOU provides that the Company will file an amended Schedule 14D-9 containing additional disclosures regarding the Offer and the Merger. Such amendment was filed by the Company with the SEC on May 9, 2008. The MOU resolves the allegations by the plaintiffs against the defendants in connection with the proposed acquisition, and includes no admission of wrongdoing. The settlement outlined in the MOU is subject to, among other things, (i) drafting and execution of a formal stipulation of settlement and such other documentation as may be required to obtain final court approval of the settlement, (ii) consummation of the Merger and (iii) final court approval of the settlement and entry of a final order and judgment by the court dismissing the action with prejudice on the merits and providing for such release language as is contained in the settlement documents.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFECELL CORPORATION

By:	/s/ Steven T. Sobieski
Steven T. Sobieski Chief Financial Officer

Date: May 12, 2008